MANAGEMENT’S DISCUSSION & ANALYSIS – 2013 THIRD QUARTER

This management discussion and analysis (MD&A) was prepared by management as at November 5, 2013, and was reviewed and approved by the Audit Committee.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed consolidated interim financial statements of Nevsun Resources Ltd. (the Company or Nevsun) and notes thereto for the three and nine months ended September 30, 2013, as well as the 2012 audited consolidated financial statements, the annual 2012 MD&A, and the 2012 Annual Information Form (AIF) dated March 20, 2013.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the three and nine month periods ended September 30, 2013, and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars.  Additional information relating to the Company is available at www.sedar.com.

Forward looking statements

This report contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future regarding the Company and its continuing operations in Eritrea, including but not limited to future gold and copper production, copper phase expansion and timing for completion of the commissioning phase to commercial production, all of which are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

Business of the Company

The principal business of Nevsun is the operation of the Bisha Mine in Eritrea, located in northeast Africa, through Nevsun’s 60%-owned Eritrean-registered subsidiary, Bisha Mining Share Company (BMSC).  Through its majority representation on the board of BMSC, the Company is involved in all aspects of Bisha operations, including exploration, development, extraction, processing and reclamation.

BMSC’s significant exploration and development projects include the current commissioning of the Bisha Mine copper flotation circuit and exploration of its licensed areas which include the Northwest Zone and Hambok,  potential satellite deposits to Bisha.

Nevsun is listed for trading on both the Toronto Stock Exchange (TSX) and NYSE MKT LLC (NYSE MKT) stock exchanges under the symbol NSU.

Third quarter and other highlights

  Bisha exceeds 13.5 million man hours without a lost time injury
  Highly successful gold phase now virtually completed and 13,300 ounces produced from CIL decommissioning
  Commenced commissioning of copper plant with 12 million pounds of copper produced
  Bisha achieved first copper production and ocean shipments of copper concentrate
  Commercial production expected before year end
  Revenues of $25.8 million on gold sales of 17,800 ounces
  Maintained strong balance sheet with approximately $340 million in working capital

Corporate Social Responsibility

During April 2013 the Company published its 2012 Corporate Social Responsibility Report which can be accessed on the Nevsun website at http://www.nevsun.com/responsibility/reporting/.  Highlights and developments:

  Safety record: consistent strong performance;
  Human rights: The Government of Eritrea and Nevsun Resources have commissioned an independent human rights lawyer to assess the Bisha Mine. A final report will be published in late January 2014 outlining results and recommendations;
  Governance: Completed external review of Bisha social and environmental management plans and working towards future alignment with ISO 14001 and the 2012 International Finance Corporation Performance  Standards;
  Community: Over 90% of the workforce is local Eritrean;
  Training: The Bisha Training Centre now has a fully operational apprentice workshop where local Eritrean workers will have hands-on training with respect to welding and electrical skills; and
  Environment: planting thousands of endemic species for erosion control and biological assessments completed. Additional conservation strategies will be implemented to further protect the local ecosystems.
Outlook

2013 Objectives

  Maintain top quartile safety performance at Bisha operations
  Execute on social and environmental commitments
  Produce ninety-five thousand ounces gold and 30 - 50 million pounds copper
  Obtain expanded exploration rights and commence generative exploration
  Progress drilling in preparation for future Northwest and Hambok mineral resource statements
  Continue paying peer leading dividends

Operations

Copper:

BMSC introduced copper ore into the flotation circuit in mid-July and began full commissioning of the copper plant at that time.  Many elements of copper concentrate production and shipping have been commissioned, with two ocean shipments totalling 22,000 wet metric tonnes of copper concentrate made in October.  The Company is now in the process of ramping up to commercial production, which is expected before the end of the year.

Gold:

The Company decreased its forecast for 2013 gold production to 95,000 ounces from the original target of 110,000 ounces for 2013 as it moved away from the processing of pyrite sands and accelerated commissioning of the copper circuit. The reduction in the gold production forecast results from a business decision to bring forward full copper phase commissioning and increase cash generation.   Copper and gold ore feed to mills cannot take place concurrently and, while the Company could have continued to feed some lower grade oxide and transitional ore, the priority is to cash generation and value. Substantial oxide and transitional ore has been mined and remains available for future processing and monetization.

Management originally estimated 250,000 tonnes of pyrite sand ore would be processed through the new flotation circuit to produce a precious metal concentrate (PMC) and the flotation tails to be processed in the gold carbon-in-leach (CIL) plant for eight to ten weeks, finishing around the end of August.  However, higher than anticipated copper content in the pyrite sands ore made precious metals recovery from the flotation tails through the CIL plant difficult. In addition, the high density pyrite sand ore led to silting problems in the CIL plant, resulting in approximately 7,000 tonnes of PMC produced. In addition, during the quarter, approximately 143,000 tonnes of pyrite sand ore were mined and remains stockpiled.  The two principal alternatives for realizing the best value from the PMC are blending it with future copper concentrate or selling it directly. The Company will wait until the copper plant achieves commercial production before making any definitive decisions on commercializing PMC or further processing of the stockpiled pyrite sand.

In addition, during the quarter, approximately 91,000 tonnes of acid oxide ore were mined and stockpiled.  The Company estimates there is a further 95,000 tonnes of oxide material in the Bisha Main pit and 80,000 tonnes of oxide material in the Harena pit to mine and stockpile for future processing in the CIL plant.

BMSC is in the latter stages of decommissioning the CIL plant and plans to retain the plant so that it can be re-commissioned at a future date to process the above-mentioned oxide ores and any additional material that may arise should BMSC’s regional exploration efforts yield more oxide deposits. At that time BMSC may consider the alternatives of either batch processing oxide ore or adding an additional small crushing and grinding circuit in parallel to the existing circuit if there are sufficient quantities of oxide material.

Exploration

For 2013, the Company budgeted over $9 million for exploration to fund nearly 30,000 meters of drilling, data evaluation and mineral resource estimation.  Diamond drilling was conducted in Q3 at the Northwest Zone, Hambok and in the immediate Bisha Mine area.  By the end of Q3, a total of 28,835 meters of diamond drilling has been completed in 124 holes. BMSC mineral resources and reserve updates, are expected in early 2014, which will include Bisha Main and Harena resources and reserves updates, and Hambok and the Northwest Zone first-time resources.

Northwest Zone:

Exploration of the Northwest Zone, located 2 kilometers northwest of the Bisha plant facilities, involved a program of in-fill drilling started in late 2011 designed to fully delineate the open-pit potential. This drill program has now been completed and has successfully extended the mineralization from the initial 600 meters to an additional 400 meters in strike length. By the end of Q3, BMSC had completed drilling a total of 216 holes for 18,892 meters during 2013 with a primary goal to enable a maiden resource in Q1 2014 with an effective date of December 31, 2013.  Results were included in press releases dated May 23, 2013, and October 21, 2013.  A further 4 holes designed to test below the northern end of the deposit at depth were completed by the end of August. This drilling demonstrated that the mineralized system continues at depth and appears to be thickening to the south. Assays for these and the remaining holes from the resource definition drilling program are expected to be released later in 2013. In addition, to the east there is a parallel zone of massive sulphide that is only defined by limited drilling. The mineralized system at the Northwest Zone has not been fully defined and resource expansion opportunities remain to the north, south and at depth.

Hambok Deposit and Mogoraib River License:

Hambok is a copper-zinc massive sulphide mineral deposit located 16 kilometers southwest of the Bisha plant facilities which represents potential additional mill feed. Hambok is on the 97.4 square kilometer Mogoraib River exploration license acquired in October 2012.  The deposit consists of a single massive sulphide lens that is steeply east dipping and lenticular in shape. The massive sulphide lens extends for over 1,000 meters along strike and 350 meters on dip. The distribution of base metal values is regular within the sulphide body. The best grades generally occur nearer to surface along the top and outer edges in the central area of the body. The massive sulphide lens is open to the north and south and there is limited drilling at depth.

BMSC completed a total of 2,713 meters in 8 holes at Hambok by the end of Q3, designed to in-fill areas within the deposit that had not been fully tested by previous owners.  Assay results from these holes are pending and it is expected that the results will be included in the mineral resource estimate for Hambok that will be part of an overall Resource and Reserve estimate for the BMSC deposits.

In 2009, the previous owner of the Hambok property completed 52 diamond drill holes totaling 11,984 meters on the deposit.  Between 2010 and 2012 an additional 33 holes totaling 10,923 meters of in-fill diamond drilling and 42 holes totaling 2,675 meters of RC (reverse circulation) drilling targeting near surface gold potential was completed to further evaluate this mineral deposit.  Much of the drilling completed in 2012 had not been assayed prior to the purchase of the Mogoraib River exploration license.  In Q3, BMSC finished assaying of these diamond drill holes and the results for all holes drilled between 2010 and 2012 were reported in a press release dated September 4,

2013.  Sampling and assay work on the RC drill holes remain in progress.

BMSC believes that there is significant expansion potential at Hambok and in the immediate area including the Aderat area located approximately 5 kilometers along strike to the north of Hambok. A program of trenching has been initiated at this target and results are pending.

The renewal of the Mogoraib River license is still pending.  BMSC has been working with the Ministry of Mines to comply with their requests for data and a 25 percent reduction of the license area.  Renewal is expected in Q4.

Bisha Mine Area Exploration:

In Q2 2013, BMSC initiated renewed exploration drilling in the Bisha Mine area and by the end of Q3 2013 a total of 7,230 meters of drilling had been completed in 23 holes.  One program was designed to carry out a first pass drilling campaign on high priority targets immediately south of the mine and in the hanging wall west of the mine.  Core logging, assaying and analysis of this work are still in-progress, but preliminary findings are encouraging and indicate that more drilling is warranted.  A second program designed to provide new drill information under the known resource at the northern end of the Bisha deposit was also started.  Eight diamond drill holes were completed by the end of Q3 and core logging and assaying are also in progress.

Other Expansion Plans

The Company has started metallurgical test work that will be used for the detail design of the future zinc flotation circuit at the Bisha mine.  SENET, the EPCM contractor for the gold and copper phases, has been appointed as EPCM contractor for the zinc phase as well. The Company currently expects to commence zinc production in H2 2015.

The Company continues to review opportunities to acquire other gold and copper assets.

Highlights of the Bisha Mine

The Bisha Mine is a gold, copper and zinc deposit that is projected to have a strong economic return over the remaining eleven year mine life and the Company is actively seeking to extend the mine life through its continuing exploration efforts. Nevsun is a 60% shareholder in BMSC, which owns and operates the Bisha Mine. The remaining 40% interest is held by the Eritrean National Mining Corporation (ENAMCO) and is referred to as the non-controlling interest (NCI) herein. The top layer of the Bisha deposit was a gold oxide material lying at surface that allowed an early payback of gold phase capital and has allowed for complete funding of the copper phase expansion. The copper flotation plant construction is complete and commissioning work is ongoing, with planned copper concentrate production ramping up to commercial production before the end of the year. The Mine has the full support of the Eritrean Government, whose senior representatives assist Nevsun in expediting development and operations.

The Bisha Mine production profile from January 1, 2013, onwards is provided below. The supergene and primary production statistics provided below are based on the technical report titled “Bisha Polymetallic Operation, Eritrea, Africa NI 43-101 Technical Report” prepared by independent engineers (effective date of reserves and resources May 31, 2012) (the Oxide Estimate) and dated August 31, 2012 (the 2012 Technical Report) and are subject to the assumptions, qualifications and procedures set out in the 2012 Technical Report. The only difference is the “Oxide Phase” column which is based upon 2013 forecast gold production. For a complete description of such assumptions, qualifications and procedures, reference should be made to the full text of the 2012 Technical Report which is available for review on SEDAR under the profile for the Company located at www.sedar.com. This plan will be updated with the next Technical Report related to the upcoming mineral resources and mineral reserve update in Q1 2014.

Per the 2012 Technical Report, the average in situ copper grade for the Supergene Phase is 4.1%.

(1)	The gold oxide forecast includes Harena oxides and exceeds what was predicted from the mineral reserve estimate included in the 2012 Technical Report. With the increased gold production, the start of supergene phase commenced July 2013, whereas the 2012 Technical Report scheduled the start of supergene phase in early Q2 2013.
(2)	Includes some of the additional pyrite sand material exposed at the base of oxides.
(3)	Includes Harena sulphides.
(4)	The mine plan for the purposes of reserves determination contemplates a period of co-processing supergene and primary ores, but BMSC has not made a final determination on the details of this approach. BMSC will continue to evaluate and will advise if and when the approach is adopted.
(5)	Production figures represent estimates of total production for the time periods indicated.

Operating review

Key operating information – Bisha Mine:

	For the three months ended September 30,		For the nine months ended September 30,
Mining:	2013	2012	2013	2012
Oxide ore mined, tonnes	232,000	316,000	1,132,000	1,165,000
Supergene ore mined, tonnes	327,000	-	327,000	-
Waste mined, tonnes(1)	2,802,000	2,590,000	6,374,000	6,075,000
Strip ratio (using BCMs)	8.5	10.3	5.9	6.3
Copper phase prestrip, tonnes	-	-	-	1,220,000

Processing – copper:
Tonnes milled	366,000	-	366,000	-
Copper feed grade, %	2.5	-	2.5	-
Recovery, % of copper	59.5	-	59.5	-
Copper in concentrate produced, millions of pounds	12.0	-	12.0	-

Processing – gold:
Tonnes milled	-	465,500	887,000	1,360,000
Gold grade (g/t)	n/a	7.4	3.4	7.0
Recovery, % of gold	n/a	87%	79%	86%
Gold in doré, ounces produced	13,300	98,000	90,500	267,000
Gold ounces sold	17,800	96,700	95,500	267,300
Gold price realized per ounce	$1,323	$1,681	$1,459	$1,664
(1)	All waste tonnes mined reflect updated rock density estimates.

The Bisha Mine has exceeded 13.5 million man-hours without a lost time injury.

Total tonnes mined were up 60% Q3 2013 over Q2 2013 with ore mined up 30% to 559,000 tonnes. The ore mined included 232,000 tonnes of oxide and pyrite sand being mined to stockpile for future processing.

Waste mined increased 70% Q3 2013 over Q2 2013 to 2,802,000 tonnes, for a strip ratio of 8.5 to 1 by volume. The stronger performance reflects putting new equipment to use and improvements in maintenance. Overall, waste stripping remains behind plan for 2013, however, this is expected to have minimal impact on copper ore production through 2014.

The 366,000 tonnes milled was inclusive of pyrite sand processed through mid-July 2013. Overall in Q2 and Q3, 94,000 tonnes pyrite sand ore was processed and stockpiled, generating an estimated 7,000 tonnes of precious metal concentrate containing and an estimated 8,000 ounces of gold and 789,000 ounces of silver.

Since the start of copper commissioning in mid-July, the strategy has been to make use of lower grade and sub-grade copper feeds, thereby preserving reserve grade material. The early use of lower and sub-grade supergene materials, along with ongoing repair of the conditioning tank and rougher flotation dart valve shafts and intermittent use of the regrind mills (all expected to be resolved by mid-November), resulted in lower than expected recoveries during commissioning. The Company still expects copper recoveries to exceed 80 percent when the plant is in commercial production, on track for late 2013.

The Company began decommissioning the CIL plant early in Q3 2013. As a result, there is no feed grade or gold recovery to report for the period.  However, the gold feed grade for the first six months of 2013 was 3.4 g/t (three and nine months ended September 30, 2012 – 7.4 g/t and 7.0 g/t, respectively) and the recovery was 79% (three and nine months ended September 30, 2012 – 87% and 86%, respectively).  The 13,300 gold ounces poured for the quarter (Q3 2012 –98,000 ounces) result almost entirely from the decommissioning process, bringing the total ounces poured for the nine months ended September 30, 2013, to 90,500 (nine months ended September 30, 2012 – 267,000 ounces).

The reduction in ounces sold in the three and nine months ended September 30, 2013 from those sold in the comparative periods from the prior year, results from the wind down and decommissioning of the gold phase, whereas in 2012 the Company was in full gold operation. In prior periods, the Company disclosed the cash cost per ounce of gold sold, a non-GAAP measure. As the CIL plant was decommissioned during Q3 2013, the gold recovered and sold during  this period had an unusually low cash cost per ounce sold that is not comparable to previous periods when the Company was in full operation.  As a result of the lack of comparability of the figures, the Company has not disclosed the cash cost per ounce for the three and nine months ended September 30, 2013.

Copper phase development

The Company continued commissioning of the copper phase project during Q3 2013.  During the quarter, $5,560 was spent on copper project related property, plant and equipment and $44,373 was spent on pre-commercial production operating activities.  All activities associated with pre-commercial production are capitalized, including mining, processing and general and administrative costs directly attributable to the project.

Shipments of copper concentrate to customers commenced in October. The proceeds associated with the sale of copper concentrate produced during the pre-commercial production period will be offset against capital costs.

Total capital for the copper phase expansion was budgeted to be approximately $125,000, including the copper plant, and concentrate container transport and port handling equipment, but excluding pre-commercial production operating costs. The Company expects to be well under budget once all copper phase capital expenditures have been made.

Photos of the expansion can be found at www.nevsun.com/projects/photogallery/copperphase.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below.

	2013 3rd	2013 2nd	2013 1st	2012 4th
Revenues	$25,783	$54,785	$71,130	$98,944
Operating income	12,980	20,049	37,779	59,893
Net income for the period	4,306	10,305	19,503	35,432

Net income attributable to Nevsun shareholders	1,170	5,274	10,625	20,245
Earnings per share attributable to Nevsun shareholders – basic(1)	0.01	0.03	0.05	0.10
Earnings per share attributable to Nevsun shareholders – diluted(1)	0.00	0.03	0.05	0.10

	2012 3rd	2012 2nd	2012 1st	2011 4th
Revenues	$169,992	$147,713	$149,390	$170,868
Operating income	125,482	109,671	110,628	129,254
Net income for the period	75,636	66,865	68,763	78,336

Net income attributable to shareholders	44,211	39,568	41,238	46,652
Earnings per share attributable to Nevsun shareholders – basic(1)	0.22	0.19	0.21	0.23
Earnings per share attributable to Nevsun shareholders – diluted(1)	0.22	0.19	0.20	0.23
(1)	Total earnings per share attributable to Nevsun shareholders for the four quarters of 2012 when added together do not agree to the annual figures due to rounding differences.

Results of operations – Three months ended September 30, 2013 review

During the three months ended September 30, 2013 the Company decommissioned the CIL plant and began full commissioning of the copper flotation circuit.  Sales of gold doré during this period were recorded as revenue, along with the associated costs to produce them, while pre-commercial operating costs associated with running the copper plant were deferred.  Management also continued to actively assess and evaluate business development opportunities.

The following variances result when comparing operations for the three months ended September 30, 2013, with the same period of the prior year (figures in US $000s except per ounce data):

Revenues:  The Company’s Q3 2013 revenues of $25,783 (Q3 2012 – $169,992) are comprised of gold sales of $23,508 (Q3 2012 - $162,550) and silver by-product sales of $2,275 (Q3 2012 – $7,442).  Revenues included sales of 17,800 ounces of gold (Q3 2012 – 96,700 ounces) at an average realized price of $1,323 per ounce (Q3 2012 – $1,681 per ounce).  By-product revenues for Q3 2013 included sales of 126,000 ounces of silver (Q3 2012 – 234,000 ounces) at an average realized price of $18.06 per ounce (Q3 2012 – $24.85 per ounce).  Lower Q3 2013 gold and silver by-product revenues, compared to Q3 2012, were a result of lower average selling prices realized and fewer ounces produced and sold.

Operating expenses:  The Company recorded operating expenses for Q3 2013 of $7,960 (Q3 2012 – $29,196).  The decrease from the comparative period results from the plant being decommissioned as opposed to full operation in the comparative period.

Royalties:  The Company incurs a 5% precious metals royalty on its gold and silver doré sales.  In Q3 2013 royalty expenses of $1,283 (Q3 2012 – $8,154) were recorded.  In Q3 2013 the Company sold fewer gold and silver ounces and lower realized selling price per ounce than in the same quarter in the prior year, resulting in lower royalties than in Q3 2012.

Depreciation and depletion:  In Q3 2013 depreciation and depletion of $3,560 (Q3 2012 – $7,160) was recorded. Depreciation is primarily calculated using the units-of-production method with gold ounces produced and ore tonnes mined as the basis for the calculation.  The lower mine production volumes in Q3 2013 account for the decrease in depreciation and depletion in Q3 2013 from Q3 2012.

Administrative:  Administrative costs in Q3 2013 were $3,959, up from $3,220 in Q3 2012. Share-based payments expense was $735 in Q3 2013, compared to $1,034 in Q3 2012.  In Q3 2013, share-based payments included a charge of $146, compared to a charge of $895 in Q3 2012, due to an increase in the share appreciation rights liability related to an increase in the Company’s stock price.  Also contributing to the increase in share-based payments is a non-cash charge of $590, compared to $139 for Q3 2012, related to the timing of issuance and vesting of options.  Corporate salaries and employee benefits rose from $652 in Q3 2012 to $1,893 in Q3 2013, reflecting the addition of four new senior executives, recruitment fees and increases in salaries and wages.  Business development costs were $332 in Q3 2013, compared to $395 in Q3 2012.  Other administrative expenses decreased from $1,139 in Q3 2012 to $999 in Q3 2013.

Finance income: Finance income in Q3 2013 of $860 and of $899 in Q3 2012 is primarily attributable to interest on due from non-controlling interest.  The decrease in finance income from Q3 2012 to Q3 2013 reflects the lower interest rates in Q3 2013 compared to Q3 2012.

Finance costs:  Finance costs in Q3 2013 of $204 and Q3 2012 of $153 are entirely attributable to accretion on the provision for closure and reclamation.

Income taxes:  Income tax expense for Q3 2013 of $5,371 (Q3 2012 – $47,372) is comprised of current income tax expense of $946 (Q3 2012 – $44,761) related to the BMSC mining operations and deferred income tax expense of $4,425 (Q3 2012 – $2,611).  The decrease in current income taxes from the prior year is a result of the lower income for the period generated by a lower realized price per ounce and fewer ounces produced as the CIL plant was decommissioned and copper commissioning commenced.

Net income:  Net income for Q3 2013 was $4,306 (Q3 2012 – $75,636) of which $3,136 (Q3 2012 – $31,425) is attributable to non-controlling interest and $1,170 (Q3 2012 – $44,211) is attributable to Nevsun shareholders.

Results of operations – Nine months ended September 30, 2013 review

The Company produced gold doré from January until approximately mid-June 2013 from its oxide ore reserves.  In July the decision was made to cease CIL operation and move to full copper flotation commissioning, which continued through to the end of Q3 2013.  During the nine months ended September 30, 2013, all doré sales were recorded as revenues, along with the associated costs of production.  All costs associated with pre-commercial copper concentrate production have been deferred.  During the period, management was active in evaluating business development opportunities.

The following variances result when comparing operations for the nine month period ended September 30, 2013, with the same period of the prior year (in US $000s, except per ounce data):

Revenues:  The Company’s revenues for the nine month period ended September 30, 2013, of $151,698 (nine months ended September 30, 2012 – $467,095) included sales of 95,500 ounces of gold (nine months ended September 30, 2012 – 267,300 ounces) at an average realized price of $1,459 per ounce (nine months ended September 30, 2012 – $1,664 per ounce). By-product revenues for the nine months ended September 30, 2013, included sales of 535,200 ounces of silver (nine months ended September 30, 2012 – 723,300 ounces) at an average realized price of $23 per ounce (nine months ended September 30, 2012 – $31 per ounce). For the nine months ended September 30, 2013, gold and silver by-product revenues, compared to the nine months ended September 30, 2012, were lower as a result of lower average selling prices realized and fewer ounces produced and sold.

Operating expenses:  The Company recorded operating expenses for the nine month period ended September 30, 2013, of $60,327 (nine months ended September 30, 2012 – $75,202).  In the nine months ended September 30, 2013, the Company deferred $42,366 in pre-commercial production costs for the copper phase.  No such amounts were deferred in the nine months ended September, 30 2012.

Royalties:  In the nine months ended September 30, 2013, royalty expenses of $7,750 (nine months ended September 30, 2012 – $22,934) were recorded on gold and silver sales. The decrease in royalties is attributable to the fewer ounces sold when compared with the nine months ended September 30, 2012, and to a lower realized price per ounce in the nine months ended September 30, 2013, compared to the same period in 2012.

Depreciation and depletion:  In the nine months ended September 30, 2013, depreciation and depletion of $12,813 (nine months ended September 30, 2012 – $23,178) was recorded.

Administrative:  Administrative costs for the nine months ended September 30, 2013, were $9,960, up from $5,116 in the nine months ended September 30, 2012.  Business development expenses increased from $555 in the nine months ended September 30, 2012, to $1,509 in the nine months ended September 30, 2013.  The increase in business development expenses reflects the Company’s expanded efforts to identify, evaluate and conduct due diligence on potential acquisitions.  Share-based payments expense was $1,684 in the nine months ended September 30, 2013, compared to a credit of $113 in the nine months ended September 30, 2012.  In the nine months ended September 30, 2013, share-based payments included a non-cash credit of $211, compared to a credit of $713 in the nine months ended September 30, 2012, to the share appreciation rights liability related to a decrease in the Company’s stock price.  Also contributing to the increase in share-based payments was a non-cash charge of $1,895, compared to $599 for the nine months ended September 30, 2012, related to the timing of issuance and vesting of options.  Corporate salaries and employee benefits rose from $1,688 in the nine months ended September 30, 2012 to $4,014 in the nine months ended September 30, 2013, reflecting the addition of four new senior executives, recruitment fees and increases in salaries and wages.  Other administrative expenses decreased $233 from $2,986 in the nine months ended September 30, 2012, to $2,753 in the nine months ended September 30, 2013.

Finance income: Finance income in the nine months ended September 30, 2013, of $2,505 and of $3,104 in the nine months ended September 30, 2012, is primarily attributable to interest on due from non-controlling interest.  The decrease in finance income from the nine months ended September 30, 2012, to the nine months ended September 30, 2013, reflects a decrease in the interest rate from which the interest accrues.

Finance costs:  Finance costs for the nine months ended September 30, 2013, and 2012, were entirely attributable to accretion on provision for closure and reclamation and were $612 and $459, respectively.

Income taxes:  Income tax expense for the nine months ended September 30, 2013, of $28,627 (nine months ended September 30, 2012 – $132,046) was comprised of current income tax expense of $13,617 (nine months ended September 30, 2012 – $132,984) related to the BMSC mining operations and deferred income tax expense of $15,010 (nine months ended September 30, 2012 – credit of $938).

Net income:  Net income for the nine months ended September 30, 2013, was $34,114 (nine months ended September 30, 2012 – $211,264), of which $17,045 (nine months ended September 30, 2012 – $86,247) is attributable to non-controlling interest and $17,069 (nine months ended September 30, 2012 – $125,017) is attributable to Nevsun shareholders.

Liquidity and capital resources

Working capital at September 30, 2013, was $339,214. The Company’s cash and cash equivalents was $290,211 (December 31, 2012 – $396,404).  The Company believes that its cash and cash equivalents, along with ongoing cash flows, will be sufficient to meet its operating and development cash requirements.

Since December 31, 2012 cash and cash equivalents have decreased by approximately $106,000 as the Company spent approximately $100,000 on property plant and equipment and exploration, $16,750 on assistance to ENAMCO and a further $23,000 on financing activities, including $23,880 on dividends. These cash outflows were offset by cash provided by operations.

In the first three quarters of 2013 Company was in the process of completing development of and commissioning the copper phase project, as well as winding down gold phase operations and decommissioning the CIL plant. In comparison, during 2012 the Company was generating much higher cash flow from gold production and was also investing in the copper expansion and returned substantial cash to the minority interest shareholder in the Bisha mine, as well as paying dividends to Nevsun shareholders and carrying out a minor share re-purchase program. Details of 2012 operations are found elsewhere in the MD&A and the consolidated interim unaudited financial statements for the nine months ended September 30, 2013.

In the third quarter of 2013, the Company commenced full commissioning the copper flotation circuit and began decommissioning the gold CIL plant.  While proceeds from gold ounces produced during decommissioning of the CIL plant were realized during the quarter, the $31,658 generated from operating activities was much lower than was generated in prior periods when the gold phase was either in full operation or in the process of being wound down.

During Q3 2013, the Company used $70,732 in its investing activities, of which, $44,373 was spent on copper pre-commercial production efforts such as mining, processing and general and administrative.  $5,560 was spent on copper phase property, plant and equipment, $2,187 on sustaining capex and $4,175 on exploration and evaluation efforts. The Company loaned $16,750 to ENAMCO.

As to financing activities for Q3 2013, the Company paid its semi-annual $0.07 to shareholders, totalling $13,931 in dividends.

Commitments and contractual obligations

As of September 30, 2013, the Company had the following contractual obligations:

	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments and contractual obligations	$15,155	$15,155	$-	$-	$-
Mine closure and restoration	35,450	860	1,428	662	32,500
Minimum operating lease payments	4,348	4,348	-	-	-
Total contractual obligations	$54,953	$20,363	$1,428	$662	$32,500

The Company also has a letter of credit to cover remediation liabilities of Bisha to $15,000 at a cost of 1% per annum.

The above table includes the Company’s estimated obligation for mine closure and restoration following completion of mining activities at the Bisha Mine and is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist.  Based on the specialist’s conclusions, the undiscounted amounts of the estimated obligations for restoration and closure of the operations, adjusted for estimated inflation of 3%, are approximately $35,450.  While the Company has recorded the fair value for the mine closure and restoration obligation using a pre-tax discount rate of 4.63%, the amounts reflected in the above table represent the undiscounted amounts estimated at the time of payment.  Ongoing reclamation costs incurred as part of normal mining operations are expensed as incurred.

Off-Balance Sheet arrangements

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingencies

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012 and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the US Actions).  The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine.  The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011, and February 6, 2012.  Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class.  By order of court, the two cases have been consolidated, and a consolidated amended complaint was filed on August 21, 2012. The consolidated amended complaint expanded the purported class period to run from March 28, 2011, until February 6, 2012, and asserted alleged misrepresentations and omissions relating the Bisha Mine’s “strip ratio” throughout 2011, the omission of “material negative trends,” allegedly in violation of a disclosure duty under US Regulation S-K, and the departure of certain senior executives at the Bisha Mine.  On September 20, 2012, the Company filed a motion to dismiss all claims against the Company and its officers. On September 27, 2013 the Court granted in part and denied in part the motion to dismiss.The parties thereafter agreed to suspend the litigation pending a mediation of the case, in which the parties will seek to voluntarily resolve the case without further litigation. On October 22, 2013, the district court approved the parties’ stipulation, and ordered that further legal proceedings are suspended until February 28, 2014. The mediation is scheduled for December 9, 2013.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012, naming the Company and certain officers of the Company as defendants (hereafter the Canadian Actions).  The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces; (ii) negligent misrepresentation; and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine.  The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011, to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges.  The plaintiffs amended their claim on February 13, 2013, to add further detail to their factual allegations.  The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the U.S. Actions. The plaintiff seeks damages in the sum of $100 million plus interest and costs, on behalf of the putative class.  The Canadian Actions are expected to proceed more slowly than the US Actions, due to differences between US and Canadian procedural rules.

On October 2, 2013, the plaintiffs filed their motion for class certification and for leave to proceed with a claim under Part XXIII.1 of the Ontario Securities Act. The hearing of these motions has not yet been scheduled.

It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions, or the costs associated with the defense of the cases, which are subject to future rulings in the cases.  The Company believes the allegations are without merit and will vigorously defend itself in these actions. The claims in the cases have been tendered for coverage under the Company’s directors and officers insurance policies. Management believes that the insurance available under such policies will be adequate to cover any costs incurred by the Company in connection with the defense of the cases.

Outstanding share data

As of November 5, 2013, the Company had 199,307,802 shares and 9,962,500 options issued and outstanding.

Financial instruments and risk management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s MD&A for the year ended December 31, 2012, dated March 20, 2013, which is available on SEDAR at www.sedar.com.

Proposed transactions

The Company continually reviews opportunities for growth including potential acquisitions, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Critical accounting policies and estimates

The Company's annual consolidated financial statements are prepared in accordance with IFRS as issued by the

International Accounting Standards Board (IASB).  The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2012 annual consolidated financial statements, respectively.

In preparing the condensed consolidated interim financial statements in accordance with the IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  Actual results could differ from those estimates.  Management reviews its estimates and assumptions on an ongoing basis using the most current information available.  Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively.  For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2012, which is available on SEDAR at www.sedar.com.

Internal control over financial reporting

The Company’s management, with the participation of the Company’s Chief Executive Officer, who is currently also acting in the capacity of Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2013, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Changes in accounting standards including initial adoption

A lease accounting policy was adopted by the Company during the three months ended September 30, 2013.

Leases that transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Assets under finance lease are originally capitalized at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The plant and equipment acquired under finance lease is depreciated over the shorter of the asset’s useful life and the lease term. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

The Company enters into arrangements that are in substance leasing arrangements and are accounted for in accordance with this policy.

The following accounting policies and standards were adopted by the Company on January 1, 2013:

Consolidation

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (IFRS 10), which supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities (IFRS 12) which combines and enhances the disclosure requirements for the Company’s subsidiaries and associates. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.  IFRS 12 is also effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Given the nature of the Company’s interest in other entities, the adoption of IFRS 10 and IFRS 12 did not have an impact on the Company’s consolidated financial statements and disclosures.

Fair value measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (IFRS 13) as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures.  IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.  IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The adoption of IFRS 13 did not have an impact on the Company’s consolidated financial statements or disclosures.

The following standard that may be relevant to the Company has been introduced or revised by the IASB:

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (IAS 39) in its entirety with IFRS 9 – Financial Instruments (IFRS 9) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit and loss, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Related party transactions

Except for those transactions with the non-controlling interest disclosed in this MD&A and in the September 30, 2013, condensed consolidated interim financial statements, there were no material transactions with related parties during the three month and nine months ended September 30, 2013, and 2012.

Risk factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. A list of some of the risks the Company faces are included in the section titled “Risk Factors” in the Company’s Annual Information Form and 2012 annual MD&A, dated March 20, 2013.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the foregoing risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT, which was previously the American Stock Exchange.  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which   the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Qualified Persons Statement

Peter Manojlovic, P.Geo., is one of Nevsun’s designated Qualified Persons and has reviewed and approved the exploration related disclosures of this MD&A.

Cautionary note regarding preparation of Mineral Reserves and Resources

This MD&A uses the terms “reserves” and “resources” and derivations thereof.  These terms have the meanings set forth in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System (CIM Standards). NI 43-101 and CIM Standards differ significantly from the requirements of the United States Securities and Exchange Commission (the SEC). Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination”. In addition, the term “resource”, which does not equate to the term “reserve”, is not recognized by the SEC and the SEC’s disclosure standards normally do not permit the inclusion of information concerning resources in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.